                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                              Stage Stores, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  85254C 10 7
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      -------------------
CUSIP No. 85254C 10 7                13G                    Page 2 of 17 Pages
          -----------
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Brookside Capital Partners Fund, L.P.
              EIN No.: 04-331066
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            2,259,800

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             2,259,800

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
          2,259,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
         8.42%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
           PN
------------------------------------------------------------------------------

--------------------                                       ------------------
CUSIP NO.85254C 10 7                   13G                 Page 3 of 17 Pages
--------------------                                       ------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sankaty High Yield Asset Partners, L.P.
            EIN No.: 04-3395139
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF              175,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                            0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING               175,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
            175,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
            .65%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
            PN
------------------------------------------------------------------------------

--------------------                                       ------------------
CUSIP NO.85254C 10 7                   13G                 Page 4 of 17 Pages
--------------------                                       ------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bain Capital Fund VI, L.P.
            EIN No.: 04-3405560
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF              1,208,440

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                            0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING               1,208,440

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
            1,208,440
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
            4.50%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
            PN
------------------------------------------------------------------------------

---------------------                                      -------------------
CUSIP No. 85254C 10 7                13G                    Page 5 of 17 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BCIP Associates II
              EIN No.: 04-3404818
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            232,229

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             232,229

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
          232,229
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
         .865%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
           PN
------------------------------------------------------------------------------

---------------------                                       -------------------
CUSIP No. 85254C 10 7                13G                     Page 6 of 17 Pages
          -----------
---------------------                                       -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BCIP Associates II-B
              EIN No.: 04-3404819
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            42,460

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             42,460

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
          42,460
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
         .158%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
           PN
------------------------------------------------------------------------------

---------------------                                       -------------------
CUSIP No. 85254C 10 7                13G                     Page 7 of 17 Pages
          -----------
---------------------                                       -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BCIP Associates II-C
              EIN No.: 04-3424217
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            62,543

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             62,543

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
          62,543
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
         .233%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
           PN
------------------------------------------------------------------------------

---------------------                                       -------------------
CUSIP No. 85254C 10 7                13G                     Page 8 of 17 Pages
          -----------
---------------------                                       -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              PEP Investments Pty Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
            New South Wales, Australia

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                               4,028
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               4,028
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
          4,028
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
         .015%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
           00
------------------------------------------------------------------------------

---------------------                                      -------------------
CUSIP No. 85254C 10 7               13G                     Page 9 of 17 Pages
          -----------
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bain Capital, Inc.
           EIN No.: 04-310243
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
          Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                               4028
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               4028
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
          4028
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
         .015%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
           CO
------------------------------------------------------------------------------

Item 1(a).  Name of Issuer

     The name of the issuer to which this filing on Schedule 13G relates is Stage Stores, Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices

   The principal executive offices of the Company are located at 10201 Main Street, Houston, Texas 77025.


Item 2(a).  Name of Person Filing

     This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the "Brookside Fund"), Sankaty High Yield
                                           --------------
Asset Partners, L.P., a Delaware limited partnership (the "Sankaty Fund"), Bain
                                                           ------------
Capital Fund VI, L.P., a Delaware limited partnership ("Fund VI"), BCIP
                                                        -------
Associates II, a Delaware general partnership, BCIP Associates II-B, a Delaware general partnership, BCIP Associates II-C, a Delaware general partnership, (together with BCIP Associates II and BCIP Associates II-B, the "BCIP
                                                                 ----
Entities"), and PEP Investments Pty Ltd., a New South Wales limited company
--------
("PEP").
-----

     Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), is the sole general partner of the Brookside Fund.
  -------------------
Brookside Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), is
                                                            -------------
the sole general partner of Brookside Investors. Mr. W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside, Inc. and thus is the controlling person of Brookside, Inc.

     Sankaty High Yield Asset Investors, LLC, a Delaware limited liability company ("Sankaty Investors"), is the sole general partner of the Sankaty Fund.
          -----------------
Sankaty High Yield Asset Investors, Ltd., a Bermuda corporation ("Sankaty
                                                                  -------
Ltd."), is the managing member of Sankaty Investors. Mr. W. Mitt Romney is the
---
sole shareholder, a director and President of Sankaty Ltd. and thus is the controlling person of Sankaty, Ltd.

     Bain Capital Partners VI, L.P., a Delaware limited partnership ("Bain
                                                                      ----
Partners VI"), is the sole general partner of Fund VI.  Bain Capital Investors
-----------
VI, Inc., a Delaware corporation ("Bain Investors VI"), is the sole general
                                   -----------------
partner of Bain Partners VI. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Investors VI and thus is the controlling person of Bain Investors VI.

     Bain Capital, Inc., a Delaware corporation ("Bain Capital"), is the sole
                                                  ------------
managing partner of the BCIP Entities. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Capital and thus is the controlling person of Bain Capital.

     By a power of attorney, previously filed with the Commission via EDGAR, PEP has appointed Bain Capital and each of its officers its attorneys-in-fact, with full power and authority to act, with respect to certain matters, including the right to vote and dispose of securities owned by PEP.

     The Brookside Fund, the Sankaty Fund, Fund VI, the BCIP Entities and PEP (collectively, the "Funds") have entered into a Joint Filing Agreement, dated
                    -----
July 17,2000, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Funds have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act").
                  ---

     Under Fund VI's partnership agreement, Fund VI and the BCIP Entities generally are required to make and dispose of securities of an issuer on the same terms and conditions and dispose of securities of an issuer in the same proportions. PEP also makes and disposes of securities of an issuer on the same terms and conditions, and disposes of securities of an issuer, in the same proportions as Fund VI and the BCIP Entities. Because of these relationships, Fund VI, the BCIP Entities and PEP may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.


Item(b).  Address of Principal Business Office or, if none, Residence

     The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Inc., the Sankaty Fund, Sankaty Investors, Fund VI, Bain Partners VI, Bain Investors VI, each of the BCIP Entities and Bain Capital is Two Copley Place, Boston, Massachusetts 02116.

     The principal business address of Sankaty Ltd. is Reid House, 31 Church Street, Hamilton HM 12, Bermuda.

     The principal business address of PEP is Level 34 The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.


Item 2(c).  Citizenship

     Each of the Brookside Fund, Brookside Investors, Brookside Inc., the Sankaty Fund, Sankaty Investors, Fund VI, Bain Partners VI, Bain Investors VI, each of the BCIP Entities and Bain Capital is organized under the laws of the State of Delaware.

     Sankaty Ltd. is organized under the laws of Bermuda.

     PEP is organized under the laws of New South Wales, Australia.

Item 2(d).  Title of Class of Securities

     The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.


Item 2(e).  CUSIP Number

     The CUSIP number of the Company's Common Stock is 85254C 10 7.


Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
         Not applicable.

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_]  An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).

     (f)  [_]  An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F).

     (g)  [_]  A parent holding company or control person in accordance with
               (S)240.13d-1(b)(1)(ii)(G).

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

          [X] If this statement is filed pursuant to (S)240.13d-1(c), check this box.


Item 4.  Ownership

Item 4(a).  Amount beneficially owned

     As of the close of business on December 31, 1999 and July 17, 2000, the Brookside Fund owned 2,259,800 shares of Common Stock of the Company. The Brookside Fund has the sole power to vote and dispose of the shares of Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Inc. Mr. W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside Inc. and thus is the controlling person of Brookside Inc. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     As of the close of business on December 31, 1999 and July 17, 2000, the Sankaty Fund owned 175,000 shares of Common Stock of the Company. The Sankaty Fund has the sole power to vote and dispose of the shares of Common Stock. The Sankaty Fund acts by and through its general partner, Sankaty Investors.
Sankaty Investors acts by and through its managing member, Sankaty Ltd. Mr. W. Mitt Romney is the sole shareholder, a director, and President of Sankaty Ltd. and thus is the controlling person of Sankaty Ltd. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     As of the close of business on December 31, 1999 and July 17, 2000 Fund VI owned 1,208,440 shares of Common Stock of the Company. Fund VI acts by and through its general partner, Bain Partners VI. Bain Partners VI acts by and through its general partner, Bain Investors VI. Mr. W. Mitt Romney is the sole shareholder, sole director, Chairman, Chief Executive Officer and President of Bain Investors VI and thus is the controlling person of Bain Investors VI. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     As of the close of business on December 31, 1999 and July 17, 2000, BCIP Associates II owned 232,229 shares of Common Stock of the Company, BCIP Associates II-B owned 42,460 shares of Common Stock of the Company and BCIP Associates II-C owned 62,543 shares of Common Stock of the Company. Each of the BCIP Entities act by and through its managing partner, Bain Capital. Mr W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Capital and thus is the controlling person of Bain Capital.
No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     As of the close of business on December 31, 1999 and July 17, 2000, PEP owned 4,028 shares of Common Stock of the Company. Mr. Timothy J. Sims, Mr. Rickard J. Gardell, Mr. Simon D. Pillar and Mr. Paul J. McCullagh are the controlling persons of PEP. By a power of attorney, PEP has appointed Bain Capital and each of its officers its attorneys-in-fact, with full power and authority to act, with respect to certain matters, including the right to vote and dispose of securities owned by PEP.


Item 4(b).  Percent of Class

     As of the close of business on December 31, 1999, the Funds together owned 14.849% of the Common Stock outstanding of the Company and as of the close of business on July 17, 2000, the Funds together owned 14.840% of the common stock outstanding. The aggregate percentage of Common Stock reported owned by the Funds on December 31, 1999 is based upon 26,833,828 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of December 7, 1999 based on representations made in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 1999. The aggregate percentage of Common Stock reported owned by the Funds on July 17, 2000 is based upon 26,850,223 shares of Common Stock outstanding which is the total number of Common Stock outstanding as of May 30, 2000 based on Representations and Warranties made in the company's 10-K filed with the Securities and Exchange Commission on June 12, 2000.


Item 4(c).  Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                          Brookside Fund:  2,259,800
                          Sankaty Fund:  175,000
                          Fund VI:  1,208,440
                          BCIP Associates II:  232,229
                          BCIP Associates II-B:  42,460
                          BCIP Associates II-C:  62,543

            (ii)   shared power to vote or to direct the vote:

                          PEP:  4,028
                          Bain Capital, Inc.:  4,028

            (iii)  sole power to dispose or to direct the disposition of:

                          Brookside Fund:  2,259,800
                          Sankaty Fund:  175,000
                          Fund VI:  1,208,440
                          BCIP Associates II:  232,229
                          BCIP Associates II-B:  42,460
                          BCIP Associates II-C:  62,543


            (iv)   shared power to dispose or to direct the disposition of:

                          PEP:  4,028
                          Bain Capital, Inc.:  4,028

Item 5.  Ownership of Five Percent or Less of a Class

     Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group

     Not Applicable.


Item 9.  Notice of Dissolution of Group

     Not Applicable.

Item 10.  Certification

     By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:    July ____, 2000

                                BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                     By:  /s/ Domenic J. Ferrante
                                          --------------------------
                                          Name:  Domenic J. Ferrante
                                          Title: Managing Director


                                SANKATY HIGH YIELD ASSET PARTNERS, L.P.

                                     By:  /s/ Jonathan S. Lavine
                                          --------------------------
                                          Name:  Jonathan S. Lavine
                                          Title: Managing Director


                                BAIN CAPITAL FUND VI, L.P.

                                By:  Bain Capital Partners VI, L.P.,
                                       its general partner

                                By:  Bain Capital Investors VI, Inc.,
                                       its general partner

                                By: /s/ Joshua Bekenstein
                                    --------------------------
                                    Name:  Joshua Bekenstein
                                    Title: Managing Director

                                BCIP ASSOCIATES II
                                BCIP ASSOCIATES II-B
                                BCIP ASSOCIATES II-C

                                By:  Bain Capital, Inc.,
                                        their Managing Partner


                                By:  /s/ Joshua Bekenstein
                                     -------------------------
                                     Name:   Joshua Bekenstein
                                     Title:  Managing Director


                                PEP INVESTMENTS PTY LTD.

                                By:  Bain Capital, Inc.,
                                        its attorney-in-fact

                                By:  /s/ Joshua Bekenstein
                                     -------------------------
                                     Name:  Joshua Bekenstein
                                     Title: Managing Director


                                BAIN CAPITAL, INC.

                                By:  /s/ Joshua Bekenstein
                                     -------------------------
                                     Name:  Joshua Bekenstein
                                     Title: Managing Director

                                                                       Exhibit A
                                                                       ---------


                    AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G
                         ______________________________


The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  July ___, 2000               BROOKSIDE CAPITAL PARTNERS FUND, L.P.


                                        By:  /s/ Domenic J. Ferrante
                                             ------------------------------
                                             Name:   Domenic J. Ferrante
                                             Title:  Managing Director

                                    SANKATY HIGH YIELD ASSET PARTNERS, L.P.


                                        By:  /s/ Jonathan S. Lavine
                                             ------------------------------
                                             Name:   Jonathan S. Lavine
                                             Title:  Managing Director

                                    BAIN CAPITAL FUND VI, L.P.

                                    By:  Bain Capital Partners VI, L.P.
                                           its general partner

                                           By:  Bain Capital Investors VI, Inc.,
                                                  its general partner

                                           By:  /s/ Joshua Bekenstein
                                                ------------------------
                                                Name:  Joshua Bekenstein
                                                Title: Managing Director

                                    BCIP ASSOCIATES II
                                    BCIP ASSOCIATES II-B
                                    BCIP ASSOCIATES II-C

                                    By:  Bain Capital, Inc.
                                           their Managing Partner

                                    By:  /s/ Joshua Bekenstein
                                         -------------------------
                                         Name:  Joshua Bekenstein
                                         Title:  Managing Director

                                    PEP INVESTMENTS PTY LTD.

                                    By:  Bain Capital, Inc.
                                           its attorney-in-fact

                                    By:  /s/ Joshua Bekenstein
                                         -------------------------
                                         Name:  Joshua Bekenstein
                                         Title: Managing Director


                                    BAIN CAPITAL, INC.

                                    By:  /s/ Joshua Bekenstein
                                         -------------------------
                                         Name:  Joshua Bekenstein
                                         Title: Managing Director